Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

October 24, 2014

BY EDGAR AND COURIER

Mr. Michael Volley
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NBT Bancorp Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Fiscal Quarter Ended June 30, 2014
Filed August 11, 2014
File No. 000-14703

Dear Mr. Volley:

On behalf of NBT Bancorp, Inc. (“NBT”), this letter is in response to your letter, dated October 10, 2014 (the “Comment Letter”), to Michael J. Chewens, relating to NBT’s filings on Forms 10-K for the fiscal year ended December 31, 2013 (the “10-K”) and 10-Q for the fiscal quarter ended June 30, 2014 (the “10-Q”), as filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2014 and August 11, 2014, respectively.

For ease of reference, the Staff’s comment is set forth in italic type immediately before the response submitted on behalf of the Company.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Note 11. Sale of Equity Investment

We note your response to prior comment three. We note the guidance in ASC 323 states that “An investment (direct or indirect) of 20 percent or more of the voting stock of an investee shall lead to a presumption that in the absence of predominant evidence to the contrary an investor has the ability to exercise significant influence over an investee.” Please provide us an accounting analysis detailing how you determined that your investment in Springstone Financial, LLC should not have been accounted for using the equity method. Specifically state how you considered the scope requirements in ASC 323-10-15. If you believe that your investment should have been accounted for using the equity method, please tell us the impact on your financial statements for the periods you owned the investment.

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Securities and Exchange Commission	- 2 -

The equity method of accounting is used to account for an investment if the investing entity has significant influence over the investee.  Several factors are considered when determining whether an investor has significant influence over another entity, including the investor’s ownership percentage and board influence.  Generally, 20% - 50% ownership is an initial indicator of significant influence, as well as representation on the board of members, participation in policy-making decisions and other considerations.  NBT also considered the materiality of the equity investment in its evaluation of applying the cost versus the equity method.

In 2007, NBT, through its SBIC subsidiary NBT Capital Corp., made its $3 million investment in Springstone, which resulted in NBT owning 20% of Springstone.  NBT maintained one seat on the board of directors of Springstone. The board met one to two times per year and was comprised of four members. The three other board members were the executive management of Springstone and were also the majority owners in the entity that owned the other 80% of Springstone. Since inception, Springstone management operated independently of NBT, with Springstone executive management making all significant operating and financial decisions.  For several years after NBT’s investment, Springstone was not subject to timely annual audits and financial information reporting Springstone’s earnings on a quarterly and annual basis was not made readily available to NBT. Given the control exercised by the other three board members, NBT’s lack of participation in decision making regarding the operations of Springstone and the lack of timely financial information available to NBT, NBT determined that it did not exercise significant influence despite its ownership position and board seat.  Therefore, NBT historically carried the Springstone investment at cost, and annually assessed the investment for impairment.   However, in the event there could be future investments in Springstone, thereby increasing its ownership above 20%, or other changes resulting in NBT having significant influence, NBT historically tracked the immateriality of the difference between accounting for the investment at cost versus the equity method.

As previously mentioned, NBT’s original investment in Springstone was $3 million, which has always been insignificant to NBT’s consolidated balance sheet that includes assets of almost $8 billion currently (and over $5 billion at the time of the investment).  The historical analysis of the cost versus equity method demonstrates that if NBT accounted for the investment under the equity method, the $3 million investment would have decreased to $2.7 million for the first 3 years through 2009 and then would have increased to a cumulative $3.9 million by December 31, 2013. The impact on net income would have been less than 1% of net income in all years (see table below). These insignificant differences are a result of Springstone distributing a large percentage of its earnings to members.  Accordingly, there would be no material difference to the historical consolidated income statements of NBT using the equity method instead of the cost method.

Securities and Exchange Commission	- 3 -

The following table summarizes the impact on NBT’s year-end financial statements if it had used the equity method in the years for which NBT owned the investment:

Year	Equity Method Adjustment, tax effected	% of Net Income
	(in thousands)
2007	$(173)	-0.34%
2008	(11)	-0.02%
2009	33	0.06%
2010	103	0.18%
2011	81	0.14%
2012	514	0.94%
2013	(22)	-0.04%
2014	(525)	-0.70%*

*	Net income for 2014 was annualized based upon year to date September 30, 2014 net income.

* * *

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5524. We thank you in advance for your attention to the above.

Sincerely,

/s/ Gregory F. Parisi

Gregory F. Parisi

cc:	Michael J. Chewens, NBT Bancorp, Inc.
Annette Burns, NBT Bancorp, Inc.